SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 7, 2008

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865-06

Inmarsat Finance plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

333-115865

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F  ☒        40-F  ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Inmarsat plc (“Inmarsat” or the “Company”)

Statement regarding press speculation

Inmarsat plc notes recent press speculation regarding the intentions of Harbinger Capital Partners (“Harbinger”). The Company confirms it has received a very preliminary approach made on behalf of funds managed by Harbinger which may or may not lead to an offer being made for the Company. Discussions between the parties are at a very early stage and there can be no certainty that any offer will ultimately be made for Inmarsat or as to the terms of any such offer.

A further announcement will be made when appropriate

Enquiries:

Chris McLaughlin, Inmarsat plc

020 7728 1015

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers the Company confirms that it has 458,400,172 Ordinary Shares of Euros 0.0005 each in issue and admitted to trading on the London Stock Exchange under the UK ISIN code GB00B09LSH68.

Dealing Disclosure Requirements:

Under the provisions of Rule 8.3 of the Takeover Code (the “Code”), if any person is, or becomes, “interested” (directly or indirectly) in 1% or more of any class of “relevant securities” of Inmarsat, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Inmarsat, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all “dealings” in “relevant securities” of Inmarsat by the potential offeror or Inmarsat, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.

If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial advisor authorised under the Financial Services and Markets Act 2000, consult the Panel’s website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 20 7638 0129; fax +44 20 7236 7013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: July 7, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer

INMARSAT FINANCE plc

Date: July 7, 2008	By:	/s/ RICK MEDLOCK
Rick Medlock Chief Financial Officer